UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Authentidate Holding Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
052666104
(CUSIP Nubmer)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

CUSIP No. 052666104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,802,598
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,802,598
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,802,598
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 052666104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,810,098
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,810,098
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,810,098
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 052666104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,810,098
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,810,098
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,810,098
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14.	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”), Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), and Justin B. Borus (collectively “Reporting Persons”) originally  reported their holdings of securities of the Issuer on Schedule 13G.  Reporting Persons holdings included Warrants exercisable for Common Stock that required consent of the Issuer’s shareholders to be exercisable.  On or about June 21, 2012, the Issuer’s shareholders approved the exercisability of the Warrants resulting in Reporting Persons having to include the Warrants in their holdings under Section 13(d), taking Reporting Persons’ percentage ownership above 20% and requiring the Reporting Persons to report on this Schedule 13D.  Reporting Persons are filing this Amendment to reflect their additional interest in the Issuer’s Common Stock resulting from the automatic conversion of the Issuer’s Series C Preferred Stock and accrued dividends as a result of a shareholder vote on April 5, 2013 (the Series C was not convertible prior to such vote).

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of Authentidate Holding Corp., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at Connell Corporate Center, 300 Connell Drive, 5th Floor, Berkeley Heights, N.J.  07922.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Partners.

Lazarus Management is the investment adviser and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP (“Macro Micro Partners”), and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Macro Micro Partners.  Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management.  As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. Macro Micro Partners’ holdings in the Issuer consist of 7,500 shares of Common Stock so it is not a reporting person.  Its shares are included in Lazarus Management’s and Mr. Borus’ holdings, for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners or Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer’s common stock and warrants to purchase common stock that were acquired for cash with personal funds or were received in exchange for accrued dividends or accrued interest or in consideration of extensions of payment.  On or about October 12, 2010, Lazarus Partners purchased 500,000 Units from the Issuer for a purchase price of $2,000,000.00 with each unit consisting of six (6) shares of Common Stock, one (1) share of Series C Convertible Preferred Stock and a warrant to purchase five (5) shares of Common Stock.  The Series C Preferred Stock was not convertible without shareholder approval, but converted (together with accrued dividends) into a total of 1,420,616 shares of Common Stock on April 5, 2013 when shareholder approval was obtained.  On or about October 6, 2011, Lazarus Partners purchased from Issuer 1,428,571 Units for $1,000,000.00 with each Unit consisting of one (1) share of Common Stock and a warrant to purchase one-half (1/2) a share of Common Stock.  On or about March 9, 2012, Lazarus Partners purchased a $1,000,000.00 promissory note from the Issuer and stock purchase warrants exercisable for 1,492,537 shares of Common Stock for a purchase price of $1,000,000.00.  On April 10, 2012, the Issuer distributed Common Stock warrants to the holders of its Series C Preferred Stock in consideration of an extension of the maturity date of its Series C Preferred Stock and Lazarus Partners received warrants exercisable for 660,000 shares of Common Stock in connection with this distribution.  All transactions described in this Schedule that occurred prior to August 30, 2012 refer to shares prior to adjustment for the reverse stock split that was effective August 30, 2012.  On or about September 28, 2012, Lazarus purchased $1,000,000.00 in senior secured notes and common stock warrants for a total purchase price of $1,000.000.00.  The Warrants first become exercisable on March 28, 2013 for 775,194 shares at an exercise price $1.34 a share.  On September 28, 2012, Lazarus also received Warrants to purchase 542,636 shares at an exercise price of $1.34 a share in consideration of an extension of the maturity date of a promissory note.  These Warrants also become exercisable on March 28, 2013.  The 7,500 shares held by Macro Micro Partners were purchased on the open market.

Item 4.  Purpose of Transaction.

(a)-(i)           The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.  Lazarus Partners presented a letter to the Company’s Board of Directors in February 2013 to advocate its position set forth in that letter which subject to certain conditions advocated for a financing in which Lazarus Partners would participate and advocated for certain changes in the members of the Board of Directors and management, including, but not limited to that a representative of Lazarus Partners would become a member of the Board and Chairman of the Board.  The letter did not lead to a definitive agreement regarding the subject matter proposed therein, however, Lazarus Partners intends to stay in ongoing dialogue with the Issuer regarding the composition of the Issuer’s Board of Directors and management, and may advocate for certain changes in the Issuer’s Board of Directors and management.  Lazarus Partners may also nominate an individual to serve on the Board of Directors of the Issuer, pursuant to the Board Nomination and Observer Agreement dated September 25, 2012 between it and the Issuer, as amended.  Lazarus Partners also intends to stay in ongoing dialogue with the Issuer regarding alternate transactions and methods in which Lazarus Partners may participate intending to strengthen the capitalization of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule consist of 5,801,357 shares of Common Stock and Warrants to purchase an additional 4,001,241 shares of Common Stock.  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information from Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2013, in which the Issuer stated that the number of shares of its common stock, $0.001 par value per share, outstanding after conversion of the Series C Preferred Stock was 30,655,285 shares.  This number and the shares reported by Reporting Persons reflect a 1-for-2 reverse stock split which occurred on August 30, 2012.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  No transactions in securities of the Issuer were effected by Reporting Persons in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners is a party to Securities Purchase Agreements with the Issuer dated October 12, 2010, October 6, 2011, and March 9, 2012 pursuant to which securities were purchased as more fully described in Item 3 above and a Registration Rights Agreement with the Issuer entered into in connection with the October 12, 2010 Securities Purchase Agreement.  Lazarus Partners is also a party to a Securities Purchase Agreement, Security Agreement and Amendment to Agreement dated September 24, 2012 and a Board Nomination and an Observer Agreement dated September 25, 2012.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of April 11, 2013, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2013

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of Authentidate Holding Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 11, 2013.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus